Addendum to pricing supplement no. 1127* To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 34-VI dated February 28, 2008	Addendum to pricing supplement no. 1127 Registration Statement No. 333-130051 April 10, 2008 Rule 424 (b)(8)

Structured Investments	JPMorgan Chase & Co. Reverse Exchangeable Notes due September 30, 2008 Each Linked to the Common Stock of a Different Single Reference Stock Issuer

General

  We and our affiliates may use this addendum and pricing supplement no. 1127 dated March 26, 2008 to which it relates, which supplements the prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 34-VI dated February 28, 2008, in connection with offers and sales in market-making transactions of certain senior debt securities of JPMorgan Chase & Co., as listed below.
  The purpose of this addendum to pricing supplement no. 1127 is to revise the approximate tax allocation of the monthly coupon between Interest on Deposit and Put Premium, with respect to the note offerings related to the CUSIP numbers listed below.
  We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat the percentages of each coupon payment specified below as Interest on the Deposit and Put Premium, respectively, for each of the note offerings related to the CUSIP numbers listed below.
		Approximate Tax Allocation of Monthly Coupon†
	CUSIP	Interest on Deposit	Put Premium
Apple Inc.	48123MZA3	16.52%	83.48%
American Eagle Outfitters, Inc.	48123MYX4	21.33%	78.67%
American International Group, Inc.	48123MYW6	21.79%	78.21%
Baker Hughes Incorporated	48123MYU0	22.65%	77.35%

*

This addendum to pricing supplement no. 1127 amends the corresponding information included in pricing supplement no. 1127 to product supplement no. 34-VI (pricing supplement no. 1127 is available on the SEC Website at http://www.sec.gov/Archives/edgar/data/19617/000089109208001752/e31044_424b2.htm).

†

Based on one reasonable treatment of the notes, as described in pricing supplement no. 1127 under “Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit” and in product supplement no. 34-VI under “Certain U.S. Federal Income Tax Consequences” on page PS-28.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the product supplement no. 34-VI and “Selected Risk Considerations” beginning on page PS-2 of pricing supplement no. 1127.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this addendum or the related pricing supplement, prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

 April 10, 2008